

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2015

Corey Thomas
Chief Executive Officer
Rapid7, Inc.
100 Summer Street
Boston, MA 02110

> **Re: Rapid7, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted April 29, 2015**
> **CIK: 0001560327**

Dear Mr. Thomas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please update your financial statements through March 31, 2015. Refer to Rule 3-12 of Regulation S-X.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price

range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

4.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

5.   Please specifically disclose the factual basis for, and the context of, all your beliefs, understandings, estimates, and opinions set forth in the registration statement. You must be able to substantiate on a reasonable basis all of the projections, statistics and assertions that you cite. Examples of assertions or references that need support include the following:

- your statement that you are a leading provider of security data and analytics solutions (pages 1, 4, 52, 72, 77 and 87);

- your statement that you offer industry-leading vulnerability management products (pages 1 and 72);

- your statement that your technology solutions revolutionize the practice of cyber security (page 1);

- your statement that you deploy a variety of industry-leading practices (page 81);

- your statement that Metasploit is an industry-leading penetration testing software (page 83); and

- your statement that you provide industry-leading security experts and experience (page 84).

6.   With respect to every third-party statement in your prospectus, such as the information provided by Frost & Sullivan, Gartner, Inc., International Data Corporation, Mandiant, PricewaterhouseCoopers LLP, RAND Corporation and Verizon Communications Inc., please provide us with copies of the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the studies or reports and disclose the date of each report.

Prospectus Summary

Corporate Information, page 6

7.   Please revise to disclose the percentage of ownership that your directors, executive officers and beneficial owners of more than five percent of any class of voting securities will hold in the company after the offering.

Risks Related to Government Regulation, Data Collection, Intellectual Property and Litigation

Assertions by third parties of infringement or other violations…, page 32

8.   We note that you are currently involved in a patent infringement lawsuit. Please revise to disclose the claims underlying the lawsuit and whether you anticipate the lawsuit having a material effect on your ability to conduct your business.

Use of Proceeds, page 43

9.   You disclose that you will use the net proceeds from the offering for "working capital and other general corporate purposes" as well as the repayment of your term loan with Silicon Valley Bank. Please revise to provide more details regarding what constitutes "working capital and other general corporate purposes." In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 52

10.   Please revise to expand your overview section to highlight the material challenges and risks, such as those presented by material trends and uncertainties, on which management is most focused, as well as the actions being taken to address them. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Critical Accounting Policies

Stock-Based Compensation, page 68

11.   Please expand your disclosure to describe how you estimate each of the assumptions used in your Black-Scholes option pricing model.

Common Stock Valuation Methodology, page 69

12.   Please reconcile the sales price for your Series D preferred stock to your estimated fair value of your shares of common stock. In this regard, describe the factors that explain the differences in the amounts.

13.   We note that you identify several methods used to determine the estimated fair value of common stock at each valuation date. Please provide additional disclosure that indicates when you used each of these methods. Further, revise to describe the extent to which the estimates are considered highly complex and subjective.

Goodwill and other intangible assets, page 70

14.   Disclose whether you have concluded that goodwill does not exist at reporting units that are at risk of failing step one of the impairment test or that no reporting units are at risk. If the goodwill is at risk of impairment, disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test.

Business

Legal Proceedings, page 89

15.   Please tell us what consideration you gave to disclosing the ongoing patent infringement lawsuit in this section. Refer to Item 103 of Regulation S-K.

Certain Relationships and Related Party Transactions

Series D Preferred Stock Financing, page 110

16.   Please file the stock purchase agreement as an exhibit to more fully disclose the terms under which the Series D preferred stock was sold. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Investors' Rights, Voting and Co-Sale Agreements, page 110

17.   Please disclose the directors, executive officers and beneficial owners of more than five percent of any class of voting securities that are parties to the investors' rights, voting and right of first refusal and co-sale agreements. Refer to Item 404(a) of Regulation S-K.

Principal Stockholders, page 113

18.   Please revise the disclosure regarding Mr. Holzman's shares to include those shares owned by entities affiliated with Bain Capital Venture Partners, LLC. Refer to Item 403(b) of Regulation S-K.

Underwriters

Directed Share Program, page 132

19.   We note that a percentage of the shares being offered by the prospectus will be offered through a directed share program to "other individuals associated with us and members of their families." Please expand disclosure in your underwriting section to describe with more specificity the nature of the "association" between you and the individuals to whom shares will be offered and state whether the shares to be offered through the directed share program will be subject to lock-up agreements.

Notes to the Consolidated Financial Statements, page F-7

20.   Provide a footnote disclosure to disclose the date through which subsequent events have been evaluated and the nature of this date. Refer to FASB ASC 855-10-50-1.

Note (e) Revenue recognition, page F-7

21.   Clarify whether the professional services are bundled with your multiple element arrangements and if revenue is recognized ratably over the contract term. Indicate whether revenue recognition on these arrangements is deferred until the completion of such professional services. Further, clarify how you account for set-up and multiple element costs associated with these services. Identify the accounting literature that supports your conclusion.

22.   Tell us whether the cloud or managed services are subject to ASC 985-605. In this regard, even though the revenue attribution for elements within the multiple element arrangements is the same the accounting should comply with ASC 605-25. If the arrangement is subject to different standards, you should describe how you allocate and separate the units of accounting.

Note (8) Redeemable convertible preferred stock and common stock, page F-16

23.   Please provide an analysis supporting your accounting for the IPO participation payment as a beneficial conversion feature of the Series D preferred stock.

24.   Describe how you are accounting for the redemption feature on your preferred stock that is redeemable at fair value for cash. Provide an accounting analysis that cites the accounting literature that supports your conclusion.

Note (12) Commitments and Contingencies

(c) Litigation and Claims, page F-27

25.   We note your disclosure in a risk factor on page 32 that you are currently involved in a patent lawsuit. We further note your disclosure that you do not expect any liabilities from claims to have a material adverse effect. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to FASB ASC 450-20-50. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Note (14) Segment Information and Information about Geographic Areas, page F-28

26.   Tell us your consideration of disclosing revenues from external customers attributed to the United States. Refer to FASB ASC 280-10-50-41a.

27.   We note your detailed discussion beginning on page 82 discussing your three offerings: Threat Exposure Management, Incident Detection and Response, and Security Advisory Services. Please tell us your consideration of breaking out your revenue for each of these three offerings. Refer to FASB ASC 280-10-50-40.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3730, with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Nicole Brookshire, Esq.
        Cooley LLP